Exhibit 99.1

A.P. Pharma Logo

News Release

           A.P. PHARMA REPORTS 2006 SECOND QUARTER RESULTS

          -  Phase 3 Clinical Trial for APF530 Underway  -

REDWOOD CITY, Calif. (August 8, 2006) - A.P. Pharma, Inc. (NasdaqGM:
APPA), a specialty pharmaceutical company, today reported financial results for the three months ended June 30, 2006.

Clinical and Financial Highlights
---------------------------------

APF530 Development:
*	Phase 3 clinical trial protocol approved by FDA and governing IRB.
*	Clinical sites actively being recruited and initiated.
*	Cancer patients being enrolled and treated; patients now at
multiple cycles.
*	Preliminary efficacy data targeted for release in the first
quarter of 2007.
*	Quantitative and qualitative market assessment confirms
significant potential for APF530 at targeted profile.

Cash, cash equivalents and marketable securities as of June 30, 2006 were $21.7 million.

Financial Results
-----------------

No royalty revenues were recorded for the second quarter of 2006, compared with $1,187,000 in royalty revenues for the second quarter of the prior year, as effective October 1, 2005 A.P. Pharma completed the sale of its interest in royalties on sales of Retin-A Micro(R) and Carac(R). The Company recorded no contract revenues during the second quarter of 2006, compared with $63,000 in the prior-year second quarter.

Research and development expense was $3,856,000 for the second quarter of 2006, an increase of 25% compared with $3,078,000 in the prior-year second quarter. Higher research and development expense in the second quarter of 2006 reflects the initiation of the Phase 3 clinical trial for APF530.

General and administrative expense was $933,000 for the second quarter of 2006, an increase of 13% compared with $823,000 in the prior-year second quarter, due primarily to increased consulting fees.

The loss from continuing operations was $4,516,000 for the second quarter of 2006, compared with a loss from continuing operations of $2,564,000 in the prior-year second quarter. The net loss for the second quarter of 2006 was $4,550,000, or $0.18 per share, compared with a net loss for the second quarter of 2005 of $2,608,000, or $0.10 per share.

Cash, cash equivalents and marketable securities totaled $21,672,000 as of June 30, 2006.

Clinical Update
---------------

During the second quarter of 2006, the Company initiated a Phase 3 clinical trial using APF530, its product candidate for the prevention of chemotherapy-induced nausea and vomiting (CINV) in patients undergoing either moderately or highly emetogenic chemotherapy. Clinical sites are currently being initiated and have started to enroll and treat patients, some for multiple cycles. The trial is being conducted in the U.S., and preliminary clinical results are expected to be released in the first quarter of 2007. The study's primary endpoint is to establish the efficacy of APF530 for the prevention of acute onset (first 24 hours) and delayed onset (4-5 days) CINV in patients receiving either moderately or highly emetogenic chemotherapy. No other 5HT3 antagonist is currently approved for the prevention of both acute and delayed CINV for both moderately and highly emetogenic chemotherapy.

Analysis of efficacy data from the open-label Phase 2 study for the two doses entering the Phase 3 trial indicated that the percentage of complete responders in the group receiving moderately emetogenic chemotherapy was 100% in the acute phase and 92% in the delayed phase. In the group receiving highly emetogenic chemotherapy, the percentage of complete responders was 86% in the acute phase and 85% in the delayed phase. "Complete response" was defined as no emetic episodes and no use of rescue medication.

The Phase 3 trial will involve a total of approximately 1,350 patients with approximately half receiving moderately emetogenic chemotherapeutic agents in one group and approximately half receiving highly emetogenic chemotherapeutic agents in another group. In each group there will initially be three arms of approximately 225 patients each; two arms will be treated with APF530, high and low dose form, and a third arm will be treated with the currently approved dose of palonosetron (brand name ALOXI(R)). APF530 contains the 5HT3 antagonist anti-nausea drug granisetron formulated with the Company's proprietary Biochronomer(TM) drug delivery system.

Market Assessment
-----------------

A qualitative and quantitative market assessment conducted by an independent research company has confirmed the significance of the market potential for APF530 at its targeted profile. By achieving the clinical end points of the Phase 3 trial in the management of acute and especially delayed onset nausea and vomiting, which is the head-to-head trial against Aloxi, APF530 has the potential to have significant adoption rates in many oncology practices. Over 90% of the physicians reporting in the survey would use APF530 at least some of the time with highly emetogenic chemotherapy, and over 80% of physicians reporting would use it some of the time with moderately emetogenic chemotherapy.

Conference Call
---------------

Management will be hosting an investment-community conference call today beginning at 11:00 a.m. Eastern time (8:00 a.m. Pacific time) to discuss the financial results, to provide a business update and to answer questions.

To participate in the live call by telephone, please dial (888) 803-8275 from the U.S. or (706) 634-1287 from outside the U.S. A telephone replay will be available for 48 hours by dialing (800)
642-1687 from the U.S. or (706) 645-9291 from outside the U.S., and entering reservation number 3289882.

Individuals interested in listening to the conference call via the Internet may do so by visiting www.appharma.com. A replay will be available on the Company's Web site for 30 days.

About A.P. Pharma
-----------------

A.P. Pharma is a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceuticals utilizing its proprietary polymer-based drug delivery systems. The Company's primary focus is the development and commercialization of its bioerodible injectable and implantable systems under the trade name Biochronomer. Initial target areas of application for the Company's drug delivery technology include anti-nausea, pain management, anti-inflammation and DNA/RNAI applications. For further information visit the Company's web site at www.appharma.com.

Forward-looking Statements
--------------------------

Except for historical information, this news release contains certain forward-looking statements that involve risks and uncertainties including, among others, uncertainty associated with timely development, approval, launch and acceptance of new products, satisfactory completion of clinical studies, establishment of new corporate alliances and progress in research and development programs. Other risks and uncertainties associated with the Company's business and prospects are identified in the Company's filings with the Securities and Exchange Commission. The Company does not intend to revise these forward-looking statements to reflect events or circumstances occurring in the future.

Investor Relations Contacts:                          Company Contact:
Lippert/Heilshorn & Associates                         Gordon Sangster
Zack Bryant (zbryant@lhai.com)                 Chief Financial Officer
Don Markley (dmarkley@lhai.com)                         (650) 366-2626
Bruce Voss (bvoss@lhai.com)
(310) 691-7100

(Financial tables follow)




                                 A.P. PHARMA, INC.
                        Statement of Operations Highlights
                       (in thousands, except per share data)
                                    (Unaudited)

                               Three Months Ended           Six Months Ended
                                    June 30,                    June 30,
                               2006          2005          2006           2005
                               ----          ----          ----           ----
Royalties                    $     0        $ 1,187       $     0        $ 2,469
Contract Revenues                  0             63             0            142
                              ------         ------        ------         ------
     Total Revenues                0          1,250             0          2,611

Operating Expenses:
  Research & Development       3,856          3,078         7,325          4,900
  General & Administrative       933            823         1,865          1,672
                              ------         ------        ------         ------

     Total Operating Expenses  4,789          3,901         9,190          6,572

Operating Loss                (4,789)        (2,651)       (9,190)        (3,961)

Interest Income, Net             280             74           542            146

Gain on Sale of Interest in
 Royalties                         8              0        23,429              0

Other Income (Expense)           (15)            13            (5)             1
                              ------         ------        ------         ------

Income (Loss) from
 Continuing Operations        (4,516)        (2,564)       14,776         (3,814)

Loss from Discontinued
 Operations                      (50)           (45)          (50)           (63)

Gain on Disposition of
 Discontinued Operations          16              1            23             13
                              ------         ------        ------         ------

Net Income (Loss)            $(4,550)       $(2,608)      $14,749        $(3,864)
                              ======         ======        ======         ======

Basic Earnings (Loss) Per
 Common Share:
  Income (Loss) from
   Continuing Operations     $ (0.18)       $ (0.10)      $  0.59        $ (0.15)
                              ======         ======        ======         ======

  Net Income (Loss)          $ (0.18)       $ (0.10)      $  0.58        $ (0.15)
                              ======         ======        ======         ======

Diluted Earnings (Loss)
 Per Common Share:
  Income (Loss) from
   Continuing Operations     $ (0.18)       $ (0.10)      $  0.58        $ (0.15)
                              ======         ======        ======         ======

  Net Income (Loss)          $ (0.18)       $ (0.10)      $  0.58        $ (0.15)
                              ======         ======        ======         ======

Shares Used in Calculating
 Earnings(Loss) Per Share:
  Basic                       25,254         25,107        25,230         25,073
                              ======         ======        ======         ======

  Diluted                     25,254         25,107        25,379         25,073
                              ======         ======        ======         ======



                                A.P. PHARMA, INC.
                             Balance Sheet Highlights
                                  (in thousands)

                                           June 30, 2006      December 31, 2005(1)
                                           -------------      --------------------
                                           (Unaudited)
Assets

Cash, Cash Equivalents and
 Marketable Securities                     $21,672               $ 5,809
Accounts Receivable, Net                        75                 1,519
Other Current Assets                           607                   320
                                            ------                ------

Total Current Assets                        22,354                 7,648

Property & Equipment, Net                    1,020                 1,164
Other Non-Current Assets                       122                   157
                                            ------                ------
Total Assets                               $23,496               $ 8,969
                                            ======                ======

Liabilities and Stockholders' Equity

Current Liabilities                        $ 2,301               $ 2,766
Stockholders' Equity                        21,195                 6,203
                                            ------                ------

Total Liabilities and Stockholders' Equity $23,496               $ 8,969
                                            ======                ======

(1) Derived from our audited financial statements for the year ended December 31, 2005 included in the Company's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission.